Mail Stop 3561

September 24, 2008

Andrew M. Wright
Vice President and Associate General Counsel
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, Texas 75201-3411

      Re: Energy Future Holdings Corp.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              File No. 001-12833

Dear Mr. Wright:

      We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business and Properties, page 1
Operating Segments, page 4

1. Please provide the information required by Item 101(b) of Regulation S-K with respect to each of the company's operating segments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Derivative Instruments and Mark to Market Accounting, page 45

2. In future filings please explain the extent to which you use brokers or pricing services to assist you in determining fair values. For example, please indicate as applicable whether prices are obtained from one or more brokers, the number of quotes obtained per instrument and whether the broker quotes are binding.

Financial Condition, page 83

3. We refer you to paragraph three of page 89 where you state certain commodity contracts could have required TCEH to post up $162 million in additional collateral. Please expand this disclosure in future filings to provide the relevant contractual provisions that could reasonably result in a material decrease of your liquidity and include the course of action you may take to remedy an impending liquidity deficiency. See Item 303(a)(1) of Regulation S-K.

Statements of Consolidated Comprehensive Income (Loss), page 102

4. Please tell us how your presentation satisfies SFAS No. 130 requirements to provide net income before adjusting for non-ownership components to arrive at comprehensive income. Specifically tell us why discontinued operations, extraordinary loss and the cumulative effect of changes in accounting principles are adjustments after comprehensive income from continuing operations rather than within net income before comprehensive income adjustments. See paragraphs 16 and 17 of SFAS No. 130.

Consolidated Balance Sheets, page 106

5. To the extent trade accounts receivable includes receivables purchased by TXU Receivables Company for resale, please clarify why those amounts should not be separately presented as held for sale from trade receivables. See paragraph 13.e. of SOP 01-6.

3. Goodwill and Identifiable Intangible Assets, page 117

6. In future filings please disclose the total amount of goodwill deductible for tax purposes, as applicable.

17. Short-Term Borrowings and Long-Term Debt, page 131

    7. Please advise or in future filings disclose the amounts and cash flow classification for cash payments associated with debt retirement costs that do not represent the principal amounts borrowed.

19. Shareholders' Equity, page 153

    8. Please state the amount of retained earnings or net income restricted or free from restrictions, as applicable. See Rule 4-08(e) of Regulation S-X.

    9. To the extent material, please tell us and disclose your accounting policy for your investment in EFC Holdings preferred stock.

Executive Compensation, page 198
Compensation Discussion and Analysis, page 198
2007 Annual Incentives for Our Named Executive Officers, page 202

    10. Please disclose for each of the named executive officers the business unit operational metrics that were used to determine their annual incentive payments. To the extent you believe disclosure of these metrics is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Long-Term Equity Incentives, page 204

    11. In the discussion of how stock option awards are determined, please disclose the EBITDA targets on an annual and cumulative basis that have been determined to date. To the extent you believe disclosure of the EBITDA targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Exhibits, page 251

    12. We note that you have included the certifications required by Rule 13a-14(a) and Rule 15d-14(a) but that you have not included the certifications required by Rule 13a-14(b) and Rule 15d-14(b). Please provide us with your analysis for excluding the certifications required by Rule 13A-14(b) and Rule 15d-14(b).

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director